UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

NATIONAL COAL CORP.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

632381208
(CUSIP Number)

May 12, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons.	STEELHEAD NAVIGATOR FUND, L.P.
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a)☐ (b)☐
3.		SEC Use Only
4.		Citizenship or Place of Organization	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power	3,510,504
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	3,510,504
	8.	Shared Dispositive Power	0
9.		Aggregate Amount Beneficially Owned by Each Reporting Person	3,510,504
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.		Percent of Class Represented by Amount in Row (9)	11.2%
12.		Type of Reporting Person (See Instructions)	PN

1.	Names of Reporting Persons.	STEELHEAD OFFSHORE CAPITAL, L.P.
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a)☐ (b)☐
3.		SEC Use Only
4.		Citizenship or Place of Organization	Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power	2,793,608
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	2,793,608
	8.	Shared Dispositive Power	0
9.		Aggregate Amount Beneficially Owned by Each Reporting Person	2,793,608
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.		Percent of Class Represented by Amount in Row (9)	8.9%
12.		Type of Reporting Person (See Instructions)	PN

1.	Names of Reporting Persons.	STEELHEAD PARTNERS, LLC
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a)☐ (b)☐
3.		SEC Use Only
4.		Citizenship or Place of Organization	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power	6,304,112
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	6,304,112
	8.	Shared Dispositive Power	0
9.		Aggregate Amount Beneficially Owned by Each Reporting Person	6,304,112
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.		Percent of Class Represented by Amount in Row (9)	19.996%
12.		Type of Reporting Person (See Instructions)	IA

1.	Names of Reporting Persons.	JAMES MICHAEL JOHNSTON
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a)☐ (b)☐
3.		SEC Use Only
4.		Citizenship or Place of Organization	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power	0
	6.	Shared Voting Power	6,304,112
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	6,304,112
9.		Aggregate Amount Beneficially Owned by Each Reporting Person	6,304,112
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.		Percent of Class Represented by Amount in Row (9)	19.996%
12.		Type of Reporting Person (See Instructions)	IN/HC

1.	Names of Reporting Persons.	BRIAN KATZ KLEIN
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a)☐ (b)☐
3.		SEC Use Only
4.		Citizenship or Place of Organization	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power	0
	6.	Shared Voting Power	6,304,112
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	6,304,112
9.		Aggregate Amount Beneficially Owned by Each Reporting Person	6,304,112
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.		Percent of Class Represented by Amount in Row (9)	19.996%
12.		Type of Reporting Person (See Instructions)	IN/HC

Item 1.

(a)	Name of Issuer:	National Coal Corp.

(b)	Address of Issuer’s Principal Executive Office:	8915 George Williams Road Knoxville, TN 37923

Item 2.

(a)	Name of Person Filing:	Steelhead Navigator Fund, L.P. (“Navigator”) Steelhead Offshore Capital, L.P. (“Offshore”) Steelhead Partners, LLC (“Steelhead”) James Michael Johnston Brian Katz Klein

(b)	Address of Principal Business Office or, if none, Residence:	The business address of each reporting person is 1301 First Avenue, Suite 201, Seattle, WA 98101.

(c)	Citizenship:	Reference is made to Item 4 of pages 2, 3, 4, 5 and 6 of this Schedule 13G (this “Schedule”), which Items are incorporated by reference herein.

(d)	Title of Class of Securities:	Common Stock, par value $.0001 per share

(e)	CUSIP Number:	632381208

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐           (a)           Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

☐           (b)           Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

☐           (c)           Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

☐           (d)           Investment company registered under section 8 of the Investment Company Act of 1940
         (15 U.S.C 80a-8).

☒           (e)           An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

☐           (f)           An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

☒           (g)           A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

☐           (h)           A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act
                (12 U.S.C. 1813);

☐           (i)           A church plan that is excluded from the definition of an investment company under section 3(c)(14)
            of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

☐           (j)           Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reference is hereby made to Items 5-9 and 11 of pages 2, 3, 4, 5 and 6 of this Schedule, which Items are incorporated by reference herein.

Steelhead, as general partner of Navigator and investment manager of Offshore, and J. Michael Johnston and Brian K. Klein, as the member-managers of Steelhead, may be deemed to beneficially own the securities owned by Navigator and Offshore insofar as they may be deemed to have the power to direct the voting or disposition of such securities.

Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of Steelhead, Mr. Johnston or Mr. Klein is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates (the “Securities”), and Steelhead, Mr. Johnston and Mr. Klein disclaim beneficial ownership as to the Securities, except to the extent of their respective pecuniary interests therein.

Under the definition of “beneficial ownership” in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual general partners, executive officers, and members of the foregoing entities might be deemed the “beneficial owners” of some or all of the Securities insofar as they may be deemed to share the power to direct the voting or disposition of such Securities.  Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the Securities, and such beneficial ownership is expressly disclaimed.

Some of the Securities were acquired from the issuer in a private transaction that closed on May 2, 2008 (the “Private Placement”). The calculation of percentage of beneficial ownership in item 11 of pages 2, 3, 4, 5 and 6 was derived from representations made by the Issuer to the reporting persons in connection with the Private Placement, in which the Issuer stated that the number of shares of its Common Stock outstanding as of  May 8, 2008 was 28,819,931 (which amount excludes the 2,332,000 shares of Common Stock issued in the Private Placement).

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Steelhead is filing this Schedule because, as investment manager for certain accounts in which the Securities are held, Steelhead has been granted the authority to dispose of and vote those Securities.  Each entity that owns an account has the right to receive or the power to direct the receipt of, dividend from, or the proceeds from the sale of, the Securities held in the account.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2008	STEELHEAD PARTNERS, LLC By: /S/ J. Michael Johnston James Michael Johnston Its Member-Manager
JAMES MICHAEL JOHNSTON / S/ J. Michael Johnston James Michael Johnston
BRIAN KATZ KLEIN /S/ Brian K. Klein Brian Katz Klein

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2008	STEELHEAD NAVIGATOR FUND, L.P. By: Steelhead Partners, LLC, its General Partner By: /S/ J. Michael Johnston James Michael Johnston Its Member-Manager
STEELHEAD OFFSHORE CAPITAL, L.P. By: Steelhead Partners, LLC, its Investment Manager By: /S/ J. Michael Johnston James Michael Johnston Its Member-Manager

EXHIBIT INDEX

Exhibit A Joint Filing Undertaking Page 11

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated: May 15, 2008	STEELHEAD NAVIGATOR FUND, L.P. By: Steelhead Partners, LLC, its General Partner By: /S/ J. Michael Johnston James Michael Johnston Its Member-Manager
STEELHEAD OFFSHORE CAPITAL, L.P. By: Steelhead Partners, LLC, its Investment Manager By: /S/ J. Michael Johnston James Michael Johnston Its Member Manager
STEELHEAD PARTNERS, LLC By: /S/ J. Michael Johnston James Michael Johnston Its Member-Manager
JAMES MICHAEL JOHNSTON /S/ J. Michael Johnston James Michael Johnston
BRIAN KATZ KLEIN /S/ Brian K. Klein Brian Katz Klein